UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly-held Company

CNPJ/MF Nº 06.057.223/0001-71

NIRE 33.300.272.909

NOTICE TO THE MARKET

Sendas Distribuidora S.A., (the “Company”) refers to the Official Letter received on May 17, 2023 (Exhibit I), which requested clarification on the news published in the newspaper Estado de S. Paulo on May 12, 2023, under the title “Supermarkets suffer from a drop in consumer income and a rise in the sector's indebtedness” (“News”).

CVM requested the Company’s declaration “on the veracity of the information provided in the news, and, if so, we request additional clarification on the matter, as well as information on the reasons why it understood that the information highlighted above does not constitute a Material Fact, pursuant to CVM Resolution No. 44/21 - in particular the provisions of item XXI of the sole paragraph of article 2.”

With regard to the information provided in the News, CVM requests clarification on the following passage: “The CEO of Assaí, Belmiro Gomes, stated, however, that the company wants to end the year with the net debt/Ebitda ratio returning to 2.2 times.”.

The Company initially clarifies the veracity of the excerpts highlighted in the News. The information was disclosed in the earnings conference call for the 1st quarter of 2023, held on May 5, which replay and transcript are available on the Company's IR website. Regarding the information on its net debt/Ebitda ratio, the Company informs that it will start to consider it as a projection of the Company and, for this reason, the Company disclosed on this date a Material Fact and the update of its Reference Form with all the applicable information.

Both documents are available on the Company's Investor Relations website and on the CVM website.

Being what we had to inform, we remain at your disposal to provide further clarifications or adopt additional measures.

Sendas Distribuidora S.A.

Gabrielle Castelo Branco Helú
Investor Relations Officer

ANEXO I – Ofício CVM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.